Exhibit 22

Subsidiaries

1.	FS Consumer, Inc., a Florida corporation – owned 100% by Fuse Science, Inc. (NV)

2.	FSR&D, Inc., a Delaware corporation - – owned 100% by Fuse Science, Inc. (NV)

3.	FSJV, LLC, a Florida limited liability company – owned 100% by Fuse Science, Inc. (NV)

4.	FS Shark Designs, LLC, a Florida limited liability company – owned 51% by FSJV, LLC